Exhibit 99.1

Foresight Received Chinese Patent Notice of Allowance

The Company’s patent for running vehicle alerting system also received approval from the U.S. Patent and Trademark Office in April 2019

Ness Ziona, Israel – January 25, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has received a notice of allowance from the Chinese Patent Office for its patent application number 201780015494 for the company’s “running vehicle alerting system and method.” The patented technology also received a notice of allowance from the U.S. Patent and Trademark Office, as reported by the Company on April 1, 2019.

The patented technology involves a running vehicle alerting system which detects traffic lights or traffic signs. The system generates a collision avoiding alert signal when the distance to these lights or signs is shorter than a threshold safe braking distance in order to avoid endangering other vehicles and pedestrians. The alerting system is based on passive forwardly directed optical sensors, sophisticated analytics of images of traffic lights and signs along roads, and the location data of each vehicle, transmitted to a remote server using cellular communication. Alert signals about impending collisions are generated and transmitted from the server to each relevant vehicle driver’s smartphone.

This patent supports a holistic technological solution which combines features of Foresight’s QuadSight® automotive vision system with Eye-Net Mobile’s cellular-based V2X accident prevention solution. The patent will allow Foresight to use its stereoscopic camera-based object detection capabilities to provide collision alerts through the Eye-Net™ application, in order to reduce the likelihood of accidents and injuries.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential of its products, the strength of its intellectual property and the issuance of patents. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654